Filed by Liberty Media Corporation pursuant to
Rule 425 of the Securities Act of 1933, as amended

Subject Company: Liberty Media Corporation

Commission File No.: 001-35707

Excerpts of Slides from Liberty Media Corporation 2022 Investor Day Presentations Regarding Proposed Transactions

1

Disclaimers

FORWARD-LOOKING STATEMENTS

This presentation includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Liberty Media Corporation ("Liberty Media"), including statements about the proposed reclassification of Liberty Media's existing common stock (the "Reclassification") and the split-off of the Atlanta Braves and associated real estate development project (such transaction the "Split-Off" and such split-off entity, "Atlanta Braves Holdings"), business strategies, liquidity sources, capital allocation, stock repurchases, future financial performance and prospects, the impact of COVID-19, new product and service offerings, the Atlanta Braves mixed-used facility, market potential, growth and expansion opportunities, matters relating to Formula 1 (including contracted revenue, sustainability strategy, race calendar, the Las Vegas Grand Prix, tax considerations, free cash flow (including potential uses of excess free cash flow and estimated adjusted OIBDA to free cash flow conversion)), environmental, social and governance initiatives and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed Reclassification and Split-Off, the ability of Liberty Media to realize the expected benefits of these transactions, changes in market acceptance of new products or services, competitive issues, regulatory matters, the impact of COVID-19 (including on general market conditions and the ability of Formula 1, the Braves and Live Nation to hold live events and fan attendance at such events), changes in law, continued access to capital on acceptable terms and market conditions conducive to stock repurchases. These forward-looking statements speak only as of the date of this presentation, and Liberty Media expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty Media's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, as applicable. Please refer to the publicly filed documents of Liberty Media, including the most recent Forms 10-Q and 10-K, for additional information about Liberty Media and about the risks and uncertainties related to its businesses which may affect the statements made in this presentation.

1

Disclaimers (cont.)

ADDITIONAL INFORMATION

Nothing in this presentation shall constitute a solicitation to buy or an offer to sell shares of common stock of Liberty Media or Atlanta Braves Holdings. The proposed offer and issuance of shares of common stock of Atlanta Braves Holdings in the Split-Off and of common stock of Liberty Media in the Reclassification will be made only pursuant to an effective registration statement. Liberty Media stockholders and other investors are urged to read the registration statements, including the joint proxy statement/prospectus to be contained therein, to be filed with the SEC regarding the Split-Off and the Reclassification, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the Split-Off and the Reclassification. Copies of these SEC filings are available free of charge at the SEC's website (http://www.sec.gov). Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, Telephone: (877) 772-1518.

PARTICIPANTS IN A SOLICITATION

Liberty Media and Atlanta Braves Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the Split-Off and the Reclassification. Information regarding the directors and executive officers of Liberty Media and Atlanta Braves Holdings and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials with respect to the Split-Off and the Reclassification to be filed with the SEC when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Liberty Media as indicated above.

2

Today’s Announcements • Braves Group to become separate legal entity named Atlanta Braves Holdings, Inc. through redemptive split • Subject to approval of Braves Group stockholders and MLB • Expect status quo for management, independent Board and voting structure • Liberty Media to be recapitalized to create new Liberty Live Group tracking stock • Exchange ratios to be determined by Board in advance of recapitalization • Recapitalization subject to approval of all LMC stockholders Illustrative and subject to change. (1) Expected other assets include: Meyer Shank Racing and 39 - acre Las Vegas land purchased in connection with LVGP. (2) Expected other assets include investments in: Associated Partners, Clear Secure, Drone Racing League, INRIX, Kroenke Arena Company, Liberty Technology Venture Capital, Padtec , Tastemade .. 4 (2) (1)

Long History of Spins and Splits

Rationale for Transactions

- Further simplifies tracking stock structure
- Aim to reduce discount to NAV
- Better enable potential future business combinations
- Greater investor choice
- Focused investment opportunities at trackers
- Create specific transaction / compensation currencies for Braves and each LMC tracker

Performance of Historical Spins / Splits vs. S&P 1-Year Following Separation[1]

Weighted average performance +16% vs. S&P



STARZ
66%
DIRECTV
24%
CommerceHub
20%
Liberty BROADBAND
12%
Charter +15% vs. S&P
GCI Liberty
1%
Liberty Broadband(2) -3% vs. S&P
Liberty Expedia Holdings
(23%)
Expedia -26% vs. S&P
LIBERTY TRIPADVISOR HOLDINGS
(33%)
Tripadvisor -30% vs. S&P

(1) Performance of DTV, STRZA, LTRPA, LBRDA, CHUBA, LEXEA, GLIBA one year following separation date compared to S&P 500 performance over each respective period.
(2) LBRDK performance.

5

Simplified Liberty SiriusXM Market data as of 11/7/22. Balance sheet data as of 9/30/22. Liabilities shown at greater of par or exchange value, pro forma for recapitalization. • Focused on rationalizing structure near - term • Liberty history of realizing value of appreciated assets • Continued liability management • Enhanced flexibility for future transactions or business combinations • Opportunistic share repurchases ACTIONS TAKEN GOING FORWARD • Repurchased $538m LSXMA/K shares YTD as of 10/31 • Purchased 8.0m LSXMA/K shares in open market for $358m • Effectively repurchased 4.5m LSXMA shares through repurchase of 21% basket convertible for $179m • Strengthened balance sheet • Announced simplification through Liberty Live Group tracking stock $20.1b value (3,205.8m shares) $225m Cash $2.8b Debt • 1.375% Cash Convertible • 2.125 % SiriusXM Exchangeables • 2.75% SiriusXM Exchangeables • SiriusXM Margin Loan 6 Pro Forma

Here’s What’s Happening… Illustrative and subject to change. (1) Expected assets include investments in: Associated Partners, Clear Secure, Drone Racing League, INRIX, Kroenke Arena Company, Liberty Technology Venture Capital, Padtec , Tastemade .. • Braves to become standalone public company • Subject to approval by Braves Group stockholders and MLB • Anticipate addressing BATR intergroup interests in connection with split - off 1 Redemptive Split - off of Braves 2 Three Tracking Stocks: • Subject to applicable approvals by all LMC stockholders • Exchange ratios to be determined at time of transaction Current Stockholders of: 2 Recapitalization of LMC Collection of private and public assets (1) 31% LSXM shares FWON shares LLYV shares

…Here's How Our Cap Structures Look
(Post Braves Split)

Tracking Stock

$ in Millions

Liberty SiriusXM Group

ASSETS	SiriusXM Satellite Radio — 3,205.8m shares	*82%*
	Cash	$225
LIABILITIES	1.375% Cash Convertible due 2023	$993
	2.125% SiriusXM Exchangeables due 2048	$387
	2.75% SiriusXM Exchangeables due 2049	$586
	SiriusXM Margin Loan *(Available Capacity: $875m)*	$875

Formula One Group[1]

ASSETS	F1	*100%*
	Cash and Liquid Investments[3]	$2,209
LIABILITIES	2.25% FWONK Convertible due 2027	$475
	1% FWONK Convertible due 2023	$42
	F1 Senior Loan Facility	$2,902
	Corporate Level Debt	$65

Liberty Live Group[2]

ASSETS	Live Nation Entertainment — 69.6m shares	*31%*
	Cash and Liquid Investments	TBD
LIABILITIES	0.5% Live Nation Exchangeables due 2050	$920
	Live Nation Margin Loan *(Available Capacity: $400m)*	$--

Atlanta Braves Holdings

Braves	*100%*
The Battery Atlanta	*100%*
Cash	$159
Operating Credit Facilities *(Available Capacity: $220m)*	$55
Ballpark Funding	$216
Mixed-use Credit Facilities and Loans	$300
Facility Fund	$30

Illustrative and subject to change. Balance sheet data as of 9/30/22 and market data as of 11/7/22. Liabilities shown at greater of par or exchange value as of 11/7/22. (1) Expected other assets include: Meyer Shank Racing, 39-acre Las Vegas land purchased in connection with LVGP; (2) Expected other assets include investments in: Associated Partners, Clear Secure, Drone Racing League, INRIX, Kroenke Arena Company, Liberty Technology Venture Capital, Padtec, Tastemade; (3) Includes $90m liquid investments expected to remain at Formula One Group.

3